Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

June 10, 2025

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Attention:	Ms. Christine Torney Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell

Re:	Ikena Oncology, Inc. Acceleration Request for Registration Statement on Form S-4 File No. 333-285881

Requested Date:	June 11, 2025
Requested Time:	4:15 p.m. Eastern Time

Dear Ms. Torney, Ms. Dicker, Mr. Crawford and Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ikena Oncology, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 11, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Stephanie Richards at (617) 570-1927. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Stephanie Richards, by email to srichards@goodwinlaw.com.

If you have any questions regarding this request, please contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,

Ikena Oncology, Inc.

/s/ Mark Manfredi
Mark Manfredi, Ph.D.
President and Chief Executive Officer

cc:	Stephanie Richards, Goodwin Procter LLP John T. Haggerty, Goodwin Procter LLP Richard A. Hoffman, Goodwin Procter LLP Amanda Gill, Goodwin Procter LLP Lauren Visek, Goodwin Procter LLP